NEWS RELEASE

BIRCH MOUNTAIN CLOSES $36 MILLION EQUITY OFFERING

CALGARY, September 2, 2005 - Birch Mountain Resources Ltd. ("Birch Mountain") (BMD:TSXV and AMEX) is pleased to announce that it has closed its previously announced equity financing. A total of 9,000,000 common shares were issued at a price of $4.00 per share for total gross proceeds of $36,000,000. RBC Capital Markets led the underwriting syndicate that included TD Securities Inc., Acumen Capital Finance Partners Limited and Westwind Partners Inc.

President and CEO, Doug Rowe, commented, "This financing allows Birch Mountain to confidently move forward to initiating commercial sales from the Muskeg Valley Quarry ("MVQ") this fall, continuing environmental and engineering work on the Hammerstone Project and maintain the flexibility to consider other opportunities as they arise".

Birch Mountain is developing the industrial mineral potential of its extensive mineral properties located in the oil sands area of northeastern Alberta. Limestone from the MVQ and the Hammerstone Project will be marketed as construction aggregates and as rock for making concrete and asphalt. Reagent grade limestone can be used directly or in processed form as quicklime in applications such as flue gas desulphurization, water treatment, pulp and paper manufacturing, and soil and biosolids stabilization. Birch Mountain believes that the strong global demand for oil and the heightened profile of Alberta's oil sands should ensure long-term demand for limestone products from the MVQ and the Hammerstone Project.

The common shares sold under this offering have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an applicable exemption therefrom.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Hansine Ullberg, VP Finance & CFO Birch Mountain Resources Ltd. Tel 403.262.1838 Fax 403.263.9888 www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Not for distribution to United States newswire services or
for dissemination in the United States.